02047647

1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Contact:
Morris Perlis
Mad Catz Interactive, Inc.
416-368-4449 ext. 239
mperlis@madcatz.com

Peter Casey
Adam Friedman Associates
212-981-2529 ext. 14
peter@adam-friedman.com

FOR IMMEDIATE RELEASE

MAD CATZ INTERACTIVE, INC. REPORTS RECORD THIRD QUARTER SALES OF $37.8 MILLION

Company Projects Earnings Per Share of $0.11 on Revenue of $95 Million For Fiscal 2003

Toronto, Ontario – February 7, 2002 – Mad Catz Interactive, Inc., (TSE/AMEX: MCZ), a leading manufacturer of video game accessories, today announced record quarterly sales results for the third quarter and nine months ended December 31, 2001. The Company also announced guidance for fiscal year 2003.

Financial Highlights
(All amounts are in U.S. dollars)
Third Quarter Results
For the third quarter ended December 31, 2001, net sales from continuing operations increased 14.5% to $37.8 million, as compared to net sales of $33.0 million for the same period last year.

Gross profit from continuing operations for the quarter was $7.7 million, or 20.3% of net sales, as compared to $7.2 million, or 21.9% of net sales, for the same period a year ago.

SG&A from continuing operations for the quarter ended December 31, 2001 was $4.1 million as compared to $3.2 million for the same period last year. Selling expenses as a percentage of net sales increased to 11% as compared to 10% for the same period last year. Administrative expenses as a percentage of net sales declined substantially for the second quarter in a row to 3.8% as compared to 4.6% for the same period last year.

EBITDA from continuing operations decreased to $3.5 million for the quarter as compared to $4.0 million for the same period a year ago. Income before taxes and goodwill for the quarter ended December 31, 2001 was $3.1 million, or $0.06 per share, as compared to $3.2 million, or $0.07 per share, for the same period in fiscal 2001. Net income after taxes and goodwill charges from continuing operations for the quarter was $1.4 million, or $0.03 per share, as compared to $1.3 million, or $0.03 per share, for the same period last year.

Year-to-Date Results
For the nine months ended December 31, 2001, net sales from continuing operations were $67.5 million as compared to $48.7 million for the same period a year ago, an increase of 39%.

Year-to-date gross profit was up 36% to $15.1 million, or 22.4% of net sales, as compared to $11.1 million, or 22.8% of net sales, for the same period a year ago.

For the nine months ended December 31, 2001, SG&A from continuing operations was $10.0 million as compared to $7.8 million for the same period last year. Selling expenses as a percentage of net sales increased to 8.9% as compared to 8.0% for the same period year ago. Administrative expenses as a percentage of net sales decreased to 5.9% as compared to 8.0% for the same period last year.

EBITDA from continuing operations for the nine months ended December 31, 2001, was $5.1 million as compared to $3.3 million, a 56% increase, for the same period last year. Income before taxes and goodwill for the nine months ended December 31, 2001 was $3.9 million, as compared to $1.9 million, for the same period in fiscal 2001. Net income after taxes and goodwill charges from continuing operations for the nine months was $1.4 million, as compared to a loss of $20,000 in the same period of fiscal 2001.

As previously reported, for the year ending March 31, 2002, Mad Catz expects to report a profit in the range of $0.03 to $0.04 per share on sales of approximately $80 million and the Company expects fourth quarter net sales of approximately $13 million, an increase of 83% versus the previous year.

Guidance for Fiscal 2003

For the upcoming fiscal year ending March 2003, Mad Catz management is projecting earnings per share of $0.11 or net income of $5.7 million on sales of $95 million. Net sales are forecast to grow 19% as compared to fiscal 2002 projections. EBITDA from continuing operations for fiscal year 2003 is projected in the range of $11 million to $12 million and the Company expects gross margins of approximately 27%.

It is important to note that these projections do not include sales of licensed memory cards for Sony's PlayStation®2 computer system in North America.

Management Perspective and Analysis

Commenting on Mad Catz's third quarter results, Morris Perlis, President and CEO of Mad Catz Interactive, Inc. said, "I am very pleased with our strong sales performance for the third quarter in spite of the shortage of PS2 memory cards. During the quarter we saw strong consumer acceptance of our full line up of new products for Xbox and GameCube and were particularly pleased with the initial success of our wireless controller for PS2."

Mr. Perlis added, "As previously reported, the quarter's results reflect some gross margin erosion due to higher airfreight charges connected with the launch of our new products for Xbox and GameCube. In addition, selling expenses were higher than our usual run rate due to marketing costs associated with the new product launches.

"Looking toward fiscal 2003, we will place greater emphasis on cost controls and operating efficiencies as key drivers for improvement of our operating margins. Our strategic focus is to realize a reduction in product costs without impacting product quality," he stated.

"Mad Catz is well positioned to capitalize on the growing demand for our products. Our focus for the future will be to build on the strength of the Mad Catz brand; to expand our European operations with the opening of our London office; and to take a more proactive approach toward current and potential investors," he added.

"Last week the Company announced my appointment as the permanent President and CEO of Mad Catz Interactive, Inc. This decision was based on the fact that I, as well as the board and management team, recognize that Mad Catz has entered a period of prolonged growth in the current product cycle and is well-positioned to capitalize on the growing market opportunities as well as meet the challenges that lie ahead," he concluded.

Darren Richardson, President and COO of Mad Catz stated, "The key sales drivers during the third quarter were sales of our existing line-up for PS2 and Game Boy Advance coupled with a strong launch of our full line of accessories for Microsoft's Xbox and Nintendo's GameCube."

"Retail sell through of our new products for the Xbox and GameCube consoles continues to exceed our expectations in the North American market leading to strong replenishment orders through the fourth quarter. We have shipped more than $6.5 million in product in the month of January alone - almost surpassing the entire fourth quarter of fiscal year 2001 and clearly indicating that the $13 million in sales we previously projected for the quarter will be achieved," he added.

Richardson further commented, "As we mentioned in our preliminary results, at the end of December our balance sheet was the strongest in the Company's history. In fact, as compared to the same period last year, inventory levels were comparable at the end of third quarter in spite of additional inventory necessary for Xbox, GameCube and GameBoy Advance. Mad Catz ended December 2001 utilizing only $8.6 million of our line of credit as compared to $19.1 million the previous December, even in the face of stronger sales."

Conference Call Reminder

As a reminder, today at 11:00 a.m. EDT, Mad Catz Interactive, Inc.'s President and Chief Executive Officer Morris Perlis, will host a conference call to discuss these results and the Company's guidance for 2003. To participate on the call, please dial in the U.S. and Canada 800-388-8975. International callers can participate by dialing 973-694-2225. A live listen-only simulcast of the Mad Catz Interactive, Inc. third quarter conference call will be available online at www.madcatz.com.

About Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S., U.K. and Asia, as well as distributors in the U.S., Canada, Europe and Australia.

This press release contains forward-looking statements about the Company's financial results and estimates, and business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update and forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company's licenses; competitive developments affecting our current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company's reports filed with the Securities and Exchange Commission.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.